

Josh Groves · 3rd

Strategic Business and Technology Development

Grand Rapids, Michigan, United States · 500+ connections ·

Contact info

 Moore Mechanical

 Columbia University in the City of New York

Featured

 **The Manager Web App - Functionality and Features**
YouTube

Targeted at the manager of a single-location kitchen, the Manager™ app controls food costs and supply by tracking raw ingredients, monitoring consumption, and predicting inventory. Manager™ also includes menu publishing capability to help you...

Experience

 **Director Of Business Development**
Moore Mechanical · Full-time
Nov 2020 – Present · 3 mos
Michigan, United States

 **Chief Technology Officer**
SousZen · Full-time
Jan 2020 – Present · 1 yr 1 mo
Sisters, Oregon

SousZen is a back-of-restaurant tech startup that was born from Xinova Labs via a partnership with one of the world's leading food and beverage companies. SousZen applies software, automation, and analytics to help optimize food preparation and planning. We're creating the first real-time decision engine to enable kitchen orchestration.

 **Chief Technology Officer, Overseeing Software, Data, and Hardware**
Smarter Sorting · Full-time
Jul 2018 – Dec 2019 · 1 yr 6 mos
Austin, Texas Area

Responsible for the deliverables of the Software, Hardware, Data Science, Data Engineering, and Data Acquisition teams. Parted ways when leadership was consolidated geographically.

Smarter Sorting is an Austin-based cleantech company that has developed B2B hardware ...see more

 Smarter Sorting: Our Technology

 **Chief Technology Officer, VP of Technical Business Development**
Oilgear · Full-time
Sep 2013 – May 2018 · 4 yrs 9 mos
Traverse City, Michigan

Global responsibility for product development and technical business development for an approximately $100M company. Exited after being part of the deal team for the successful acquisition by Texas Hydraulics Holdings.

...see more

 **President and Co-Founder**
Groves Engineering, Inc. · Full-time
Nov 2008 – Sep 2013 · 4 yrs 11 mos
Bend, Oregon

Co-developed the software package and engaged technically with customers globally. GEI absorbed into Oilgear in 2013.

GEI specialized in creating custom multi-physics software simulations aiding in system d ...see more

Show 2 more experiences ⌄

Education

 **Columbia University in the City of New York**
BS, Applied Physics
1997 – 2001

Activities and Societies: NCAA Ivy League Football



Santa Ynez Valley Union High School
1993 – 1997
Activities and Societies: Football, Basketball, Track

Skills & endorsements

Product Development · 7

 **Holly Johnson and 6 connections** have given endorsements for this skill

Business Development · 9

Holly Johnson and 8 connections have given endorsements for this skill

Program Management · 4

 Endorsed by **Susan McCarthy**, who is highly skilled at this

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Recommendations

Received (1)   Given (6)

Scott Rosenberg
Managing Broker at RCRE.CO
a RE/MAX Commercial Team
April 10, 2009, Scott worked with
Josh but at different companies

I have known Josh for several years and we have worked together on a variety of projects related to the real estate industry. His capacity to understand, organize the key aspects of a project and correctly identify potential strengths and weaknesses make him one of my most valued consultants. Although Josh is a... See more

Accomplishments

2 **Patents**
VALVE ASSEMBLY · SYSTEMS AND METHODS FOR FLUID REGULATION   ⌄

Interests

 **Columbia University in the City of New Y...**
455,616 followers

 **Building Green, a Sustainability Group**
33,445 members

 **Jaeger-LeCoultre**
86,512 followers

 **Retail Industry Leaders Association (RILA)**
11,739 followers

 **WIRED**
1,706,172 followers

 **ROLEX**
340,195 followers

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